Exhibit 99.1

Smart Share Global Limited Regains Compliance with the Nasdaq Minimum Bid Price Requirement

SHANGHAI, China, February 3, 2025 (GLOBE NEWSWIRE) -- Smart Share Global Limited (Nasdaq: EM) (“Energy Monster” or the “Company”), a consumer tech company providing mobile device charging service, today announced that it received a notification letter (the “Compliance Notification”) from the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”), dated January 31, 2025, notifying the Company that it has regained compliance with the requirement of minimum bid price of US$1.00 per share set forth under Nasdaq Listing Rule 5550(a)(2).

As announced on August 9, 2024, the Company received a letter from Nasdaq indicating that it was not in compliance with Nasdaq Listing Rule 5550(a)(2), as the closing bid price of its American Depositary Shares (the “ADSs”) had been below US$1.00 per ADS for the previous 30 consecutive business days. The Company was provided with a compliance period of 180 calendar days, or until February 3, 2025, to regain compliance with the minimum bid price requirement.

On January 31, 2025, Nasdaq confirmed in the Compliance Notification that the closing bid price of the Company’s ADSs has been at US$1.00 per share or higher for the 10 consecutive business days from January 16, 2025 to January 30, 2025. Accordingly, the Company has regained compliance with the minimum bid price requirement, and the matter is now closed.

About Smart Share Global Limited

Smart Share Global Limited (Nasdaq: EM), or Energy Monster, is a consumer tech company with the mission to energize everyday life. The Company is the largest provider of mobile device charging service in China with the number one market share. The Company provides mobile device charging service through its power banks, which are placed in POIs such as entertainment venues, restaurants, shopping centers, hotels, transportation hubs and public spaces. Users may access the service by scanning the QR codes on Energy Monster’s cabinets to release the power banks. As of June 30, 2024, the Company had 9.5 million power banks in 1,267,000 POIs across more than 2,100 counties and county-level districts in China.

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Investor Relations

Hansen Shi

ir@enmonster.com